FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Ekro, Part of the VanDrie Group, the World’s Largest Veal Producer, Upgrades and Expands Its Magic Software uniPaaS-based ERP System

PRESS RELEASE

Ekro, Part of the VanDrie Group, the World’s Largest Veal Producer, Upgrades and Expands Its Magic Software uniPaaS-based ERP System

Or Yehuda, Israel, February 7, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platforms and business integration solutions, today announced that Ekro, part of the VanDrie group, the largest veal producer in the world, has made a strategic decision to upgrade and expand its custom-built enterprise resource planning (ERP) solution using Magic Software’s uniPaaS application platform. This move will allow Ekro to better address its global supply-chain expansion and to further optimize its core veal production process.

Production and distribution facilities must accurately manage vast amounts of precise real-time information to let management make the most informed business decisions. Ekro prides itself on combining modern technology with a traditional craft, providing custom-designed services to its clients all over the world. The Ekro ERP system, developed with the uniPaaS solution, effectively manages all production cycles. It covers all business aspects, including planning, the delivery of calves, meat processing, sales, shipments, invoicing and billing. Using Magic Software’s application platform, uniPaaS, Ekro can significantly increase production while keeping its resources and budget under tight control.

“If we weren’t using Magic Software’s uniPaaS solution, we would never have been able to produce the high quantity of top quality veal products that we do now,” said Jan Dirk van Delden, IT Manager of Ekro. “Given the sensitive nature of our production process – such as the time constraints of shipping veal – it is crucial that our ERP system supports our business seamlessly, while taking into account new regulations and market complications.”

“Magic Software’s application development and integration solutions help manufacturers in various industries succeed and excel at all stages of their production chain,” John Verwaaijen, General Manager of Magic Software Benelux, said. “Ekro is a perfect example of how companies can efficiently manage all business processes, make smarter decisions and increase overall operational agility and success.”

About Ekro

Since 1952, Ekro has specialised in veal production. Ekro processes some 350,000 calves a year. Since 1994, Ekro has been part of the VanDrie group, which is the world’s largest veal producer. For more information, visit http://www.ekro.com/.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

# # #

Press Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9292 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Ekro, Part of the VanDrie Group, the World’s Largest Veal Producer, Upgrades and Expands Its Magic Software uniPaaS-based ERP System

Exhibit 10.1